Via Facsimile and U.S. Mail
Mail Stop 4720

July 17, 2009

Mr. Wubo Cao
Chief Executive Officer and President
Jiangbo Pharmaceuticals, Inc.
Middle Section, Longmao Street Area A
Laiyang Waixiangxing Industrial Park
Laiyang City, Yantai, Shandong Province
People's Republic of China 265200

Re: Jiangbo Pharmaceuticals, Inc.
       Form 10-K/A for Fiscal Year Ended June 30, 2008
       Form 10-Q/A for the Quarterly Period Ended December 31, 2008
       Filed April 10, 2009
       File No. 000-53037

Dear Mr. Cao:

    We have reviewed your April 10, 2009 response to our March 9, 2009 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K/A for Fiscal Year Ended June 30, 2008

Item 1. Description of Business

Research and Development, page 7

1. We note your response to our prior comment two. Despite the fact that there has been no revenue generated from projects developed or designed as a result of the two CRDAs and expenses spent for the two projects collectively accounted for less than 5% of your revenues, it appears that you are dependent on those CRDAs to "to ensure that Laiyang Jiangbo maintains a continuing pipeline of high quality drugs with market potential into the future." This appears to be particularly

important considering that your Ciprofloxacin Hydrochloride tablets and Paracetamol tablets "are in the declining period due to significant market competition" and that revenues from Clarithromycin sustained-release tablets and Itopride Hydrochloride granules "will gradually stabilize in 2009 as the two products have entered into their maturity." Your annual report discloses that you are negotiating a purchase contract for Ligustrazine Ferulic Acid Acetate, a product candidate researched by the Pharmaceutical Institute of Shandong University, and that you are in the process of acquiring the rights to a new Class I drug made available to you through your relationship with the Pharmaceutical Institute of Shandong University. Based on this disclosure, it appears that your product pipeline is dependent on your relationship with Pharmaceutical Institute of Shandong University and, possibly, the Institute of Microbiology. If that is the case, the CRDAs should be filed as exhibits to your filing and your business section should include a description of the material terms of each agreement.

2. We note your response to our prior comment three. Page 9 of your amended Form 10-K states that relationships with Jiangsu Drug Research Institute, Chinese Traditional Medicine Institute, Shandong Chinese Traditional Medicine Technical School, and the Institute for Drug Control Departments "help to ensure that Laiyang Jiangbo maintains a continuing pipeline of high quality drugs into the future." The disclosure implies that your relationships give you access to new drug candidates, but your response to our comment stated that your relationship is to "share knowledge and expertise on topics such as technology, industrial standards and regulations and market feasibility." Please revise your disclosure to clarify the limited extent of your relationship with these institutions, as described in your response to our comment.

Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 28

3. Please refer to prior comment eight and your disclosure in response to this comment. Your products appear to have a short lifecycle with a rapid transition from the growth to the declining phase and a higher degree of revenue volatility. As previously requested, please describe the expected life and cyclicality for your primary products, including the duration of each phase e.g. growth, maturity and declining. Discuss any trends or uncertainties that could materially affect your operating results, such as those related to the SFDA approval process, competition, and expiration of underlying patents. Quantify the impact of this cyclicality on the operating results for all periods presented and the reasonably likely impact that you expect in future periods.

Consolidated Financial Statements

Note 1—Organization and business, page F-6

4. We are considering your response to prior comment 11. Please provide us with more information supporting your conclusion that Laiyang Jiangbo is a variable interest entity, particularly the existence of conditions in the design of Laiyang Jiangbo, as described in paragraph 5 of FIN 46R. Expand your disclosure accordingly.

5. Please refer to prior comment 12. We continue to have difficulty in understanding your basis for consolidating Laiyang Jiangbo for periods prior to the October 1, 2007. You assert that both GJBT and Laiyang Jiangbo were under common control for all periods prior to October 1, 2007. However, GJBT did not exist prior to September 17, 2007, nor did the contractual arrangements with Laiyang Jiangbo exist prior to September 21, 2007. Also, you appear to cite SFAS 141R guidance for reverse acquisition accounting as your basis for including Laiyang Jiangbo in the consolidated financial statements for periods prior to the October 1, 2007. However, you consolidated Laiyang Jiangbo in accordance with FIN 46R, which does not provide for retroactive accounting treatment. Therefore, we reissue our previous comment to provide us with your basis for this retroactive accounting treatment, as well as references to the relevant technical literature upon which you relied in reaching these conclusions.

6. Please disclose the terms in your contractual arrangements with Laiyang Jiangbo that govern your ability to repatriate funds from this subsidiary, particularly any limitations due to political uncertainties and exchange restrictions.

Note 3—Earnings per share, page F-16

7. Please refer to your responses to our prior comments 15 and 16. Regarding your fully diluted earnings per share for 2008:

    - Tell us how subtracting unamortized financing costs of $277,000 and unamortized debt discount of $4,455,000 accomplishes the objective in paragraph 26.b. of SFAS 128 of reflecting the dilutive effect of the convertible debt outstanding. Since these charges do not appear to have been reflected in your 2008 income, there would seem to us to be no need for these adjustments. In fact, had the charges actually been reflected in 2008 income as shown in your statement of income, it would appear that paragraph 26.b. would require that these charges be added back to income. Regarding your response to comment 15, please tell us why you subtracted these charges to arrive at the numerator for your 2008 fully diluted earnings per share calculation.

Mr. Wubo Cao
Jiangbo Pharmaceuticals, Inc.
July 17, 2009
Page 4

- You indicate in your response to comment 16 that the reason you did not assume conversion for the $30 million convertible debt is because it causes the numerator to become a net loss. In arriving at this conclusion, you reduce net income for amounts that were not reflected in the statement of income in 2008. Please provide us support for your interpretation of paragraph 27 of SFAS 128 in reaching this conclusion. As you state in your response, paragraph 27 of SFAS 128 indicates that convertible debt is antidilutive whenever its interest (net of tax and nondiscretionary adjustments) per common share obtainable on conversion exceeds basic EPS. For this to be the case for the $30 million convertible debt, it would appear to us that the interest expense (that would include stated interest and amortization of debt discount, financing cost and beneficial conversion feature) on the $30 million convertible debt actually reflected in your 2008 net income as reported in your statement of income divided by the weighted average shares outstanding into which the $30 million convertible debt is convertible would have to exceed your basic EPS of $2.45. In this connection, provide us with the amount of interest expense (showing the break down for stated interest and amortization of debt discount, financing cost and beneficial conversion feature) reflected in your 2008 net income and the income tax adjustment that would relate to this interest expense. Further in this connection, provide us a computation of the weighted average shares outstanding for 2008 into which the $30 million convertible debt is convertible assuming conversion of the $30 million of debt on May 30, 2008, the date of issuance.

- Tell us what the $196,000 of interest expense being added back represents including the applicable debt to which it relates and the amount of the income tax that you applied to it. Further, provide us an analysis of interest expense and amortization of financing costs, debt discount and beneficial conversion feature recorded in your statement of income in 2008 that identifies the amounts and applicable debt to which each relates and that reconciles the total to amounts recorded in your statement of income.

Please also provide us the information requested in these three bullet points, as applicable, to your 2009 earning per share computation in each of your fiscal 2009 Forms 10-Q.

Note 4—Supplemental disclosure of cash flow information, page F-17

8.   Please refer to prior comment 17. Please explain to us your basis under GAAP for recording the majority shareholders' capital contribution of land use rights and two buildings at fair value rather than at the shareholders' historical cost basis.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant